7 MARCH 2011

SIMBERI (PNG) GOLD PRODUCTION MARCH QUARTER GUIDANCE

Gold production in the March quarter from Allied Gold Limited's 100%-owned Simberi gold mine in Papua New Guinea is expected to be at the lower end of a 15,000 ounce to 18,000 ounce per quarter guidance range, however gold sales maybe towards the upper end of the guidance range.

The company's March quarter results will be released in mid-April and its full year (2010-11) production guidance for Simberi currently remains unchanged at 72,000 ounces.

Milling and processing at Simberi was suspended late last week to repair a valve and some onshore piping to the tailings mixing tank. Though not considered major, the repair work is below the water table and requires continuous de-watering to provide access. The repair programme is underway and expected to take up to 7 days to complete.

Gold production for the months of January and February was a combined 10,700 ounces and gold sales were 11,700 ounces. Gold sales in the March quarter maybe higher than the ounces produced.

Notwithstanding the current maintenance repair, the Simberi processing plant continues to perform above its name plate capacity of 2 million tonnes per annum (mtpa).

Construction activities including pouring concrete footings for a lime slaker and civil works for additional leach tanks as part of a previously approved $32 million expansion to lift throughput from 2.5mtpa (approx 70,000 ozpa) to 3.5mtpa (approx 100,000 ozpa) commenced in February.
This work is expected to be completed in the December quarter.

Comment by Executive Chairman Mark Caruso: "Simberi had a great December quarter, and while we are aiming to repeat it the reality is we will fall short. The good thing is work on the expansion to 100,000 ounce per annum is moving ahead and exploration results from Simberi at Botlu pit continue to show the potential for oxide and sulphide resource extensions."

Commissioning of Allied Gold's 100%-owned fully-funded 120,000 ozpa Gold Ridge mine in the Solomon Islands is progressing well with first gold imminent.

For more details, please contact:

Simon Jemison	Investor Relations & Media	+ 61 408 004 848
Rebecca Greco	Investor Relations, North America	+1 416 839 8610
David Simonson	Merlin PR, United Kingdom	+44 20 7726 840

ABOUT ALLIED GOLD

Allied Gold is an emerging 200,000 ounce per annum gold producer with production and exploration assets in Papua New Guinea and the Solomon Islands approximately 3 hours by plane from Brisbane, Australia. The company's 100%-owned Simberi gold mine is 85 kilometres from Lihir Island in the Tabar Islands group in Papua New Guinea. Simberi commenced gold production in 2008, produced 64,000 ounces in 2009-10 and its process plant is being expanded to a throughput of 3.5 Mtpa to produce 100,000 ounces per annum by late 2011. Allied Gold acquired Gold Ridge in the Solomon Islands in late 2009 when it acquired Toronto-listed Australian Solomons Gold. Allied has invested $150 million to refurbish and redevelop Gold Ridge which is expected to produce an average 120,000 ounces per annum for a minimum ten years. Allied Gold Limited is listed on the ASX, TSX and the London AIM exchanges.

Competent Persons

The information in this Stock Exchange Announcement that relates to Mineral Exploration results and Mineral Resources, together with any related assessments and interpretations, have been verified by and approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears. Mr. C. R. Hastings is also a Qualified Person as defined by Canadian National Instrument 43-101.

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC)

AUSTRALIA	CANADA	LONDON (MEDIA)	LONDON (NOMAD)
Mr Simon Jemison	Ms Rebecca Greco	Mr David Simonson	Mr Roland Cornish
Investor & Media	Investor Relations	C/. MerlinPR	C/. Beaumont Cornish Limited
Tel: +61 7 3252 5911	Tel: +1 416 639 8810	Tel: + 44 (0)20 7726 8400	Tel: +44 (0) 20 7628 3396